

Press Release

<u>Contact</u>
Paresh Maniar
Executive Director, Investor Relations
(408) 470-5348

MAXIM ACHIEVED RECORD FIRST QUARTER REVENUE, GROWING 11% SEQUENTIALLY

- **Revenue: $626.1 million**
- **Gross Margin: 61.7% GAAP (63.4% excluding special expense items)**
- **EPS: $0.39 GAAP ($0.43 excluding special expense items)**
- **Cash, cash equivalents, and short term investments: $718 million**
- **Quarterly Dividend per share: $0.21**
- **Fiscal second quarter revenue outlook: $595 to $625 million**

SUNNYVALE, CA - October 28, 2010 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported record net revenue of $626.1 million for its fiscal 2011 first quarter ended September 25, 2010, an 11% increase over the $566.0 million revenue recorded in the prior quarter.

Tunc Doluca, President and Chief Executive Officer, commented, "We are pleased to have achieved record revenues in fiscal Q1. We have increased revenue for six consecutive quarters and in Q1 exceeded our pre-downturn revenue by 25%. This is a testament to the significant design wins that we have achieved over the past few years."

"We also successfully executed our plans to ensure that we have the right level of flexible manufacturing capacity to meet our customers' needs. Our product development execution complemented by our acquisition strategy presents opportunities for further growth."

First Quarter, Fiscal Year 2011 Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the September quarter was $0.39. The results were reduced by $17.9 million of special expense items which primarily consist of pre-tax expense for acquisition related items. GAAP earnings per share excluding special expense items was $0.43.

Cash Flow Items

At the end of our fiscal first quarter total cash, cash equivalents and short term investments was $718.3 million, a decrease of $108.2 million from the prior quarter. Free cash flow (cash from operations less payments for property and equipment) was $120 million.

Business Outlook

The Company's 90 day backlog decreased by 2% to $601 million. Based on a detailed review of our backlog and expected turns, results for the December quarter are expected to be:

- Revenue: $595 million to $625 million
- Gross Margin: 59.5% to 62.5% GAAP (61% to 64% excluding special expense items)
- Earnings per share: $0.36 to $0.41 GAAP ($0.39 to $0.44 excluding special expense items)

Dividend

A cash dividend for the first quarter of fiscal 2011 of $0.21 per share will be paid on December 7, 2010, to stockholders of record on November 23, 2010.

Conference Call

Maxim has scheduled a conference call on October 28, 2010, at 2:00 p.m. Pacific Time to discuss its financial results for the first quarter of fiscal year 2011 and its business outlook. To listen via telephone, dial (866) 219-5264 (toll free) or (703) 639-1118. This call will be webcast by Shareholder.com and can be accessed at Maxim's website at www.maxim-ic.com/Investor.

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CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		
	September 25, 2010	June 26, 2010	September 26, 2009
	(in thousands, except per share data)		
Net revenues	$ 626,139	$ 565,962	$ 449,246
Cost of goods sold (1, 2, 3)	239,925	225,014	197,619
Gross profit	386,214	340,948	251,627
Operating expenses:			
Research and development (1)	127,779	123,542	116,343
Selling, general and administrative (1)	72,100	67,347	53,496
Intangible asset amortization (2)	6,013	4,983	1,844
Impairment of long-lived assets (4)	—	—	8,291
Severance and restructuring	1,166	(576)	(1,561)
Other operating expenses (income), net (5)	33	4,569	(16,885)
Total operating expenses	207,091	199,865	161,528
Operating income	179,123	141,083	90,099
Interest and other (expense) income, net	(3,676)	1,838	1,901
Income before provision for income taxes	175,447	142,921	92,000
Provision for income taxes	57,897	84,466	50,048
Net income	$ 117,550	$ 58,455	$ 41,952
Earnings per share:			
Basic	$ 0.39	$ 0.19	$ 0.14
Diluted	$ 0.39	$ 0.19	$ 0.13
Shares used in the calculation of earnings per share:			
Basic	298,216	302,188	306,276
Diluted	301,688	306,803	312,162
Dividends paid per share	$ 0.21	$ 0.20	$ 0.20

SCHEDULE OF STOCK BASED COMPENSATION EXPENSES
(Unaudited)

	Three Months Ended		
	September 25, 2010	June 26, 2010	September 26, 2009
	(in thousands)		
Cost of goods sold	$ 3,895	$ 3,423	$ 5,461
Research and development	16,105	13,983	16,741
Selling, general and administrative	7,139	7,442	4,263
Total	$ 27,139	$ 24,848	$ 26,465

SCHEDULE OF SPECIAL EXPENSE ITEMS
(Unaudited)

	Three Months Ended		
	September 25, 2010	June 26, 2010	September 26, 2009
	(in thousands)		
Cost of goods sold:			
Intangible asset amortization (2)	$ 6,349	$ 3,995	$ 2,352
Acquisition related inventory write up (3)	4,357	4,583	—
Total	$ 10,706	$ 8,578	$ 2,352
Operating expenses:			
Intangible asset amortization (2)	$ 6,013	$ 4,983	$ 1,844
Impairment of long-lived assets (4)	—	—	8,291
Severance and restructuring	1,166	(576)	(1,561)
Other operating expenses (income), net (5)	33	4,569	(16,885)
Total	$ 7,212	$ 8,976	$ (8,311)
Provision for income taxes:			
International restructuring (6)	$ —	$ 33,162	$ 16,843

(1) Includes stock-based compensation charges as shown in the Schedule of Stock Based Compensation Expenses.

(2) Includes intangible asset amortization related to acquisitions.

(3) Expense related to fair value write up of inventory acquired as part of acquisitions.

(4) Write down of assets to be sold to fair value and impairment of long-lived assets recorded in connection with reduced demand and transfer of production from the San Jose fab facility.

(5) Expenses primarily for stock option related settlement & litigation, class action settlement, and certain payroll taxes, interest and penalties.

(6) Tax provision impact due to international restructuring.

STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)

(Unaudited)

Three Months Ended September 25, 2010	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	754	$	2,774	$	367	$	3,895
Research and development expense		4,549		10,214		1,342		16,105
Selling, general and administrative expense		1,629		5,158		352		7,139
Total	$	6,932	$	18,146	$	2,061	$	27,139

Three Months Ended June 26, 2010	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	682	$	2,431	$	310	$	3,423
Research and development expense		3,609		9,180		1,194		13,983
Selling, general and administrative expense		2,608		4,537		297		7,442
Total	$	6,899	$	16,148	$	1,801	$	24,848

Three Months Ended September 26, 2009	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	2,015	$	3,078	$	368	$	5,461
Research and development expense		4,131		11,197		1,413		16,741
Selling, general and administrative expense		1,749		2,378		136		4,263
Total	$	7,895	$	16,653	$	1,917	$	26,465

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 25, 2010		June 26, 2010
	(in thousands)		

ASSETS

Current assets:			
Cash and cash equivalents	$ 718,280	$	826,512
Accounts receivable, net	331,347		339,322
Inventories	204,207		206,040
Income tax refund receivable	40,578		83,813
Deferred tax assets	121,034		217,017
Other current assets	46,235		33,909
Total current assets	1,461,681		1,706,613
Property, plant and equipment, net	1,323,192		1,324,436
Other assets	520,230		451,276
TOTAL ASSETS	$ 3,305,103	$	3,482,325

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:			
Accounts payable	$ 120,345	$	107,797
Income taxes payable	11,991		13,053
Accrued salary and related expenses	144,195		175,858
Accrued expenses	47,943		37,030
Deferred income on shipments to distributors	32,286		25,779
Accrual for litigation settlement	—		173,000
Total current liabilities	356,760		532,517
Other liabilities	24,845		27,926
Income taxes payable	133,626		132,400
Deferred tax liabilites	147,952		136,524
Long term debt	300,000		300,000
Total liabilities	963,183		1,129,367
Stockholders' equity:			
Common stock	297		301
Retained earnings	2,355,323		2,364,598
Accumulated other comprehensive loss	(13,700)		(11,941)
Total stockholders' equity	2,341,920		2,352,958
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 3,305,103	$	3,482,325

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		
	September 25, 2010	June 26, 2010	September 26, 2009
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 117,550	$ 58,455	$ 41,952
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	27,139	24,848	26,465
Depreciation and amortization	52,134	50,386	36,496
Deferred taxes	92,635	56,618	17,809
Tax shortfall related to stock-based compensation	(4,251)	(3,565)	(4,347)
Impairment of long lived assets	—	—	8,291
Other	(501)	(1,860)	(1,135)
Changes in assets and liabilities:			
Accounts receivable	9,541	(34,686)	(21,036)
Inventories	4,817	(1,531)	24,525
Other current assets	33,482	(78,749)	10,595
Accounts payable	11,590	26,447	(14,891)
Income taxes payable	164	44,184	24,490
Deferred income on shipments to distributors	6,507	4,674	2,004
Accrued liabilities - goodwill and tender offer payments above fair value	(164)	(164)	(453)
Litigation settlement	(173,000)	—	—
All other accrued liabilities	(19,144)	11,943	(12,250)
Net cash provided by operating activities	158,499	157,000	138,515
Cash flows from investing activities:			
Payments for property, plant and equipment	(38,529)	(43,667)	(26,463)
Acquisition	(73,107)	(312,784)	(4,000)
Proceeds from sales/maturities of available-for-sale securities	—	100,000	100,233
Other	535	(2,113)	1,293
Net cash used in investing activities	(111,101)	(258,564)	71,063
Cash flows from financing activities:			
Dividends paid	(62,467)	(60,412)	(61,377)
Repurchase of common stock	(84,483)	(77,289)	(17,569)
Issuance of ESPP	—	14,069	—
Issuance of debt	—	298,578	—
Issuance of common stock	(4,863)	(6,642)	(8,175)
Other	(3,817)	1,336	4,224
Net cash used in financing activities	(155,630)	169,640	(82,897)
Net increase (decrease) in cash and cash equivalents	(108,232)	68,076	126,681
Cash and cash equivalents:			
Beginning of period	826,512	758,436	709,348
End of period	$ 718,280	$ 826,512	$ 836,029
Total cash, cash equivalents, and short-term investments	$ 718,280	$ 826,512	$ 937,580

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL EXPENSE ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended		
	September 25, 2010	June 26, 2010	September 26, 2009
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special expense items:			
GAAP gross profit	$ 386,214	$ 340,948	$ 251,627
GAAP gross profit %	61.7%	60.2%	56.0%
Special expense items:			
Intangible asset amortization (1)	6,349	3,995	2,352
Acquisition related inventory write up (2)	4,357	4,583	—
Total Special items	10,706	8,578	2,352
GAAP gross profit excluding special expense items	$ 396,920	$ 349,526	$ 253,979
GAAP gross profit % excluding special expense items	63.4%	61.8%	56.5%
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special expense items:			
GAAP operating expenses	$ 207,091	$ 199,865	$ 161,528
Special expense (income) items:			
Intangible asset amortization (1)	6,013	4,983	1,844
Impairment of long-lived assets (3)	—	—	8,291
Severance and restructuring	1,166	(576)	(1,561)
Other operating expenses (income), net (4)	33	4,569	(16,885)
Total special expense items	7,212	8,976	(8,311)
GAAP operating expenses excluding special expense items	$ 199,879	$ 190,889	$ 169,839
Reconciliation of GAAP net income to GAAP net income excluding special expense items:			
GAAP net income (loss)	$ 117,550	$ 58,455	$ 41,952
Special expense (income) items:			
Intangible asset amortization (1)	12,362	8,978	4,196
Impairment of long-lived assets (3)	—	—	8,291
Acquisition related inventory write up (2)	4,357	4,583	—
Severance and restructuring	1,166	(576)	(1,561)
Other operating expenses (income), net (4)	33	4,569	(16,885)
Pre-tax total special expense items	17,918	17,554	(5,959)
Tax effect of special expense items	6,455	6,873	(1,520)
International restructuring (5)	—	33,162	16,843
GAAP net income excluding special expense items	$ 129,013	$ 102,298	$ 54,356
GAAP net income per share excluding special expense items:			
Basic	$ 0.43	$ 0.34	$ 0.18
Diluted	$ 0.43	$ 0.33	$ 0.17
Shares used in the calculation of earnings per share excluding special expense items:			
Basic	298,216	302,188	306,276
Diluted	301,688	306,803	312,162

(1) Includes intangible asset amortization related to acquisitions.

(2) Includes expense related to fair value write up of inventory acquired as part of acquisitions.

(3) Write down of assets to be sold to fair value and impairment of long-lived assets recorded in connection with reduced demand and transfer of production from the San Jose fab facility.

(4) Expenses primarily for stock option related settlement & litigation, class action settlement, and certain payroll taxes, interest and penalties.

(5) Tax provision impact due to international restructuring.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special expense items related to accelerated depreciation, intangible asset amortization, acquisition related inventory write up to fair value, severance and restructuring, stock option related litigation and associated settlement, and the tax provision impacts due to international restructuring. Management does not consider these special expenses in evaluating the core operational activities of Maxim. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim's current performance. Many analysts covering Maxim use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim believes these measures are important to investors in understanding Maxim's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP gross profit excluding special expense items

The use of GAAP gross profit excluding special expense items allows management to evaluate the gross margin of the company's core businesses and trends across different reporting periods on a consistent basis, independent of special expense items including accelerated depreciation, intangible asset amortization and acquisition related inventory write up to fair value. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special expense items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim's core businesses.

GAAP operating expenses excluding special expense items

The use of GAAP operating expenses excluding special expense items allows management to evaluate the operating expenses of the company's core businesses and trends across different reporting periods on a consistent basis, independent of special expense items including intangible asset amortization, severance and restructuring, and stock option related litigation and associated settlement. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special expense items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP net income and GAAP net income per share excluding special expense items

The use of GAAP net income and GAAP net income per share excluding special expense items allow management to evaluate the operating results of Maxim's core businesses and trends across different reporting periods on a consistent basis, independent of special expense items including accelerated depreciation, intangible asset amortization, acquisition related inventory write up to fair value, severance and restructuring, stock option related litigation and associated settlement, and the tax provision impacts due to international restructuring. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special expense items to enable investors and analysts to understand the results of operations of Maxim's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

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"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's financial projections for its second quarter of fiscal 2011 ending in December 2010, which includes revenue, gross margin and earnings per share, as well as the Company's belief that its product development execution complemented by its acquisition strategy presents opportunities for further growth. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 26, 2010 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim

Maxim Integrated Products is a publicly traded company that designs, manufactures, and sells high-performance semiconductor products. The Company was founded over 25 years ago with the mission to deliver innovative analog and mixed-signal engineering solutions that add value to its customers' products. To date, it has developed over 6,400 products serving the industrial, communications, consumer, and computing markets.

Maxim reported revenue of approximately $2.0 billion for fiscal 2010. A Fortune 1000 company, Maxim is included in the Nasdaq 100, the Russell 1000, and the MSCI USA indices. For more information, go to www.maxim-ic.com.

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